Exhibit 99.4

SCHEDULE C

Unaudited Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Financial Statements

(Expressed in thousands of United States (U.S.) dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

Nine months ended September 30, 2013 and

Year ended December 31, 2012

CARDIOME PHARMA CORP.

Pro Forma Consolidated Balance Sheet

September 30, 2013

(Expressed in thousands of U.S. dollars, except share amounts)

(Prepared in accordance with U.S. GAAP)

	Cardiome Historical	Correvio Historical	Pro Forma Adjustments	Note 4	Pro Forma Consolidated
Assets

Current assets:
Cash and cash equivalents	$ 17,283	$ 6,889	$(8,995)	(a) (e)	$ 15,177
Restricted cash	-	1,747	359	(a) (e)	2,106
Accounts receivable	1,190	8,106	-		9,296
Inventories	2,819	4,180	-		6,999
Prepaid expense and other assets	710	1,823	-		2,533
	22,002	22,745	(8,636)		36,111

Property and equipment	220	79	-		299
Intangible assets	1,315	12,069	749	(b)	14,133
Security deposit	-	132	-		132
	$ 23,537	$ 35,025	$(7,887)		$ 50,675

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 3,346	$ 6,698	$2,874	(f)	$ 12,918
	3,346	6,698	2,874		12,918

Deferred rent	-	126	-		126
Deferred consideration	-	-	10,685	(d)	10,685
	3,346	6,824	13,559		23,729

Stockholders’ equity:
Common stock	262,439	164,655	(155,026)	(c) (g)	272,068
Additional paid-in capital	33,081	-	-		33,081
Deficit	(293,514)	(137,423)	134,549	(f) (g)	(296,388)
Accumulated other comprehensive income	18,185	969	(969)	(g)	18,185
	20,191	28,201	(21,446)		26,946
	$ 23,537	$ 35,025	$(7,887)		$ 50,675

1

CARDIOME PHARMA CORP.

Pro Forma Consolidated Statements of Operations

For the nine months ended September 30, 2013

(Expressed in thousands of U.S. dollars, except share and per share amounts)

(Prepared in accordance with U.S. GAAP)

	Cardiome Historical	Correvio Historical	Pro Forma Adjustments	Note 5	Pro Forma Consolidated

Revenue:
Product revenues	$ 81	$ 20,462	$ -		$ 20,543
Licensing and other fees	563	3,598	-		4,161
Research collaborative fees	-	-	-		-
	644	24,060	-		24,704

Cost of goods sold	47	5,824	-		5,871
	597	18,236	-		18,833

Expenses:
Research and development	436	-	-		436
Selling, general and administration	9,070	16,110	-		25,180
Acquisition costs	94	46	(140)	(b)	-
Restructuring	(130)	-	-		(130)
Amortization	324	4,727	(3,766)	(d)	1,285
Asset impairment	-	28,640	(28,640)	(c)	-
	9,794	49,523	(32,546)		26,771
Operating loss	(9,197)	(31,287)	32,546		(7,938)

Other income (expenses):
Interest income (expenses)	34	1	(573)	(a)	(538)
Gain on settlement of debt	20,834	-	-		20,834
Other income (expenses)	491	(151)	-		340
Foreign exchange gain/(loss)	(157)	(384)	-		(541)
	21,202	(534)	(573)		20,095
Net income (loss) before income taxes	12,005	(31,821)	31,973		12,157
Provision for income taxes	-	(245)	-		(245)

Net income (loss) for the period	$ 12,005	$ (32,066)	$ 31,973		$ 11,912

Income (loss) per common share
Basic	$ 0.96		-		$ 0.80
Diluted	$ 0.96		-		$ 0.79

Weighted average common shares outstanding
Basic	12,470,335		2,481,596	(e)	14,951,931
Diluted	12,527,346		2,481,596	(e)	15,008,942
2

CARDIOME PHARMA CORP.

Pro Forma Consolidated Statements of Operations

For the year ended December 31, 2012

(Expressed in thousands of U.S. dollars, except share and per share amounts)

(Prepared in accordance with U.S. GAAP)

	Cardiome Historical	Correvio Historical	Pro Forma Adjustments	Note 5	Pro Forma Consolidated

Revenue:
Product revenues	$ -	$ 34,011	$ -		$ 34,011
Licensing and other fees	463	5,320	-		5,783
Research collaborative fees	326	-	-		326
	789	39,331	-		40,120

Cost of goods sold	-	10,710	-		10,710
	789	28,621	-		29,410

Expenses:
Research and development	6,017	-	-		6,017
Selling, general and administration	9,611	22,085	-		31,696
Acquisition costs	-	-	3,014	(b)	3,014
Restructuring	10,040	-	-		10,040
Amortization	1,229	19,379	(18,097)	(d)	2,511
Gain on disposition of property and equipment	(148)	-	-		(148)
Asset impairment	-	95,600	(95,600)	(c)	-
	26,749	137,064	(110,683)		53,130
Operating loss	(25,960)	(108,443)	110,683		(23,720)

Other income (expenses):
Interest income (expenses)	(4,268)	(6)	(890)	(a)	(5,164)
Gain on settlement of debt	11,218	-	-		11,218
Other income (expenses)	695	(183)	-		512
Foreign exchange gain/(loss)	-	317	-		317
	7,645	128	(890)		6,883
Net income (loss) before income taxes	(18,315)	(108,315)	109,793		(16,837)
Provision for income taxes	-	(256)	-		(256)

Net income (loss) for the period	$ (18,315)	$ (108,571)	$ 109,793		$ (17,093)

Income (loss) per common share
Basic	$ (1.49)		-		$ (1.16)
Diluted	$ (1.49)		-		$ (1.16)

Weighted average common shares outstanding
Basic	12,254,546		2,481,596	(e)	14,736,142
Diluted	12,254,546		2,481,596	(e)	14,736,142

3

CARDIOME PHARMA CORP.

Notes to Pro Forma Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the nine months ended September 30, 2013 and for the year ended December 31, 2012

1. The Company and Acquisition Transaction

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. The Company is an integrated, commercial, specialty pharmaceutical company dedicated to the development and commercialization of new therapies that will improve the quality of life and health of patients.

On November 18, 2013 (“Closing” or “Closing Date”), the Company completed the acquisition of Correvio LLC (“Correvio”) (the “Transaction”). The Company acquired 100% of Correvio through the purchase of a combination of assets and shares of its subsidiaries in exchange for 19.9% of the Company’s outstanding shares (pro forma ownership of approximately 16.6%) and a deferred cash consideration of $12.0 million. The deferred cash consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually. The deferred cash consideration must be repaid in full by December 1, 2019.

2. Basis of presentation

These unaudited pro forma consolidated financial statements of the Company have been prepared by management only to show the effect of the Transaction. The financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). For the purposes of illustrating the unaudited pro forma consolidated balance sheet as at September 30, 2013, the Transaction is assumed to have occurred on September 30, 2013. For the purposes of illustrating the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2013 and for the year ended December 31, 2012, the Transaction is assumed to have occurred on January 1, 2012.

The unaudited pro forma consolidated balance sheet as at September 30, 2013, and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2013 and for the year ended December 31, 2012 have been prepared using the following information:

a)	unaudited consolidated interim financial statements of the Company as at and for the nine months ended September 30, 2013;
b)	audited consolidated financial statements for the Company for the year ended December 31, 2012;
c)	unaudited consolidated interim financial statements of Correvio as at and for the nine months ended September 30, 2013; and
d)	audited consolidated financial statements of Correvio for the year ended December 31, 2012.
4

CARDIOME PHARMA CORP.

Notes to Pro Forma Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the nine months ended September 30, 2013 and for the year ended December 31, 2012

Certain elements of Correvio’s financial statements have been reclassified to provide a consistent format with the consolidated financial statements of the Company. The unaudited pro forma consolidated statements should be read in conjunction with the historical consolidated financial statements of the Company and Correvio.

The unaudited pro forma consolidated statements of operations do not reflect future events that may occur after the Transaction, including, but not limited to, cost savings from operating synergies or integration costs. The unaudited pro forma consolidated financial statements are not intended to reflect the results of the operations or the financial position that would have resulted had the acquisition of Correvio been effected on the dates indicated, or the results that may be obtained in the future.

3. Acquisition of Correvio LLC

The Transaction has been accounted for as a business combination in the pro forma consolidated financial statements in accordance with FASB ASC Topic 805, Business Combinations. The purchase price consideration paid on November 18, 2013 has been allocated on a preliminary pro forma basis to the fair value of net assets acquired as at September 30, 2013, the date of the pro forma balance sheet, based on management’s best estimates and takes into account all available information up to the date of the Business Acquisition Report. Transaction costs that were incurred in connection with the Transaction have been expensed as incurred.

A preliminary allocation of the purchase price to the assets acquired and liabilities assumed is as presented below.

Consideration:

Shares issued	$ 9,629
Adjusted deferred cash consideration	10,685
Cash paid for restricted cash	1,106
$ 21,420

Preliminary allocation of purchase price:

Restricted cash	$ 1,106
Accounts receivable	8,106
Inventories	4,180
Prepaid expense and other assets	1,823
Property and equipment	79
Security deposit	132
Goodwill and intangible assets	12,818
Accounts payable and accrued liabilities	(6,698)
Deferred rent	(126)
$ 21,420

5

CARDIOME PHARMA CORP.

Notes to Pro Forma Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the nine months ended September 30, 2013 and for the year ended December 31, 2012

4. Unaudited pro forma consolidated balance sheet of the Company as at September 30, 2013

The following assumptions and adjustments have been made to reflect the pro forma effects of the Transaction as if the Transaction had occurred on September 30, 2013:

(a)	To adjust for non-restricted cash and cash deposited for foreign exchange contracts not being acquired by the Company.
(b)	The final allocation of the purchase price will be based on the assets acquired and liabilities assumed at the date of the Transaction based on an independent asset valuation and the completion of post-closing adjustments. Such adjustments cannot be accurately determined at this time. The estimated excess of the purchase price over the fair value of the acquired net assets of $12.8 million will be allocated between intangible assets and goodwill. For the purposes of the unaudited pro forma consolidated financial statements, $12.8 million has been allocated to intangible assets. Any changes to the determination and allocation of purchase price may result in material adjustments to this preliminary allocation once the process is complete.
(c)	To record 19.9% of the Company’s outstanding shares issued on Closing Date (a total of 2,481,596 shares) with a value of $3.88 per share for a total of $9,629 determined based on the closing price on the last trading day immediately preceding the Transaction.
(d)	To record the fair value of the deferred cash consideration of $12.0 million incurred by the Company on Closing Date adjusted by estimated post-closing adjustments of $1.3 million. The deferred cash consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually. Post-closing adjustments are not complete and cannot be accurately determined at this time.
(e)	To record cash outflows for the restricted cash consideration and to reclassify cash of $1.0 million deposited into escrow pursuant to the Acquisition Agreement as restricted cash.
(f)	To accrue for additional transaction costs of $2,874 on the assumption that the Transaction occurred on September 30, 2013. As transaction costs are expensed as incurred, the transaction costs have also been charged against deficit.
(g)	To eliminate stockholders’ equity of Correvio not being acquired or assumed by the Company.

5.	Unaudited pro forma consolidated statement of operations of the Company for the nine months ended September 30, 2013 and for the year ended December 31, 2012

The following assumptions and adjustments have been made to reflect the pro forma effects of the Transaction as if the Transaction had occurred on January 1, 2012:

6

CARDIOME PHARMA CORP.

Notes to Pro Forma Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the nine months ended September 30, 2013 and for the year ended December 31, 2012

(a)	To record interest expense payable on the deferred cash consideration of $573 for the nine months ended September 30, 2013 and $890 for the year ended December 31, 2012 based on a 10% interest charge compounded annually.
(b)	To reverse acquisition costs of $140 incurred by the Company and Correvio during the nine months ended September 30, 2013 and to record total estimated acquisition costs of $3,014 for the year ended December 31, 2012 on the assumption that the Transaction occurred on January 1, 2012.
(c)	To reverse asset impairment of $28,640 recorded by Correvio for the nine months ended September 30, 2013 and $95,600 for the year ended December 31, 2012 as the assets would have been revalued as part of the Transaction.
(d)	To record amortization adjustment for fixed assets and intangible assets relating to the Transaction. For the purposes of the unaudited pro forma consolidated financial statements, the $12.8 million allocated to intangible assets has been amortized over theaverage estimated useful life of 10 years. The impact of the amortization to the pro forma consolidated statements of operations is $961 for the nine months ended September 30, 2013 and $1,282 for the year ended December 31, 2012. The final allocation between goodwill and intangible assets will be dependent on an external valuation and the completion of management’s analysis of the intangible assets acquired. Amortization will be reduced if the excess of the purchase price over the estimated fair value of the acquired net assets was finally determined to comprise of both goodwill and intangible assets.
(e)	To record the additional 2,481,596 shares issued as consideration for the Transaction, illustrating the effect on basic and diluted earnings per share. All shares and per share amounts in these pro forma consolidated financial statements have been adjusted retroactively to reflect the Company’s one-for-five share consolidation completed on April 12, 2013.

7